Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America

15th June 2005



05009360

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith the Announcement dated 14th June 2005 in connection with the Connected Transactions of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
JUN 2005
WASH, D.C.
SECTION


NWSH



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

CONNECTED TRANSACTIONS

The directors of NWD and NWSH are pleased to announce that on 14 June 2005, (1) Hip Hing (Macau), entered into (as management contractor) a Management Contractor Agreement with ATDL (as developer) in respect of the Construction Work for the Project for a service fee of approximately HK$27 million; and (2) according to the Management Contractor Agreement, Hip Hing (Macau) entered into (as management contractor) a Sub-contractor Construction Agreement with Vibro (Macau) (as sub-contractor) in respect of the Piling Work of the Project for a value of approximately MOP87.8 million (approximately HK$83.4 million).

As at the date of this announcement, 40% of the equity interest in ATDL is held by Cheung Hung while the remaining 60% of the equity interests in ATDL are held by Independent Third Parties. Each of CTF Group and the Cheng Family hold 48.75% equity interests in Cheung Hung. The remaining 2.5% of the equity interest in Cheung Hung is held by an Independent Third Party. CTF is the controlling shareholder of NWD while NWD is the holding company of NWSH. As such, ATDL is a connected person of each of NWD and NWSH. Hip Hing (Macau) is an indirect wholly owned subsidiary of NWSH which in turn is an indirect non-wholly owned subsidiary of NWD. Thus, the Management Contractor Agreement constitutes a connected transaction for both NWD and NWSH under the Listing Rules. Vibro (Macau) is an indirect non-wholly owned subsidiary of NWSH which in turn is also an indirect non-wholly owned subsidiary of NWD. According to the arrangements of the Management Contractor Agreement, ATDL will make payments to Hip Hing (Macau) and Hip Hing (Macau) will make payments to Vibro (Macau) under the terms of the Sub-contractor Construction Agreement; and Vibro (Hong Kong) will issue a performance guarantee to ATDL. As such, the Sub-contractor Construction Agreement constitutes a connected transaction for both NWD and NWSH under the Listing Rules.

Since the percentage ratios involved are less than 2.5% for both NWD and NWSH, the transactions fall within Rule 14A.32 of the Listing Rules and are subject only to reporting and announcement requirements as set out thereunder.

Particulars of the Management Contractor Agreement, the Sub-contractor Construction Agreement and certain other relevant information are given in this announcement in accordance with the Listing Rules requirements.


SEC Mail Processing
Received
JUN 29 2005
Wash. D.C.
Section

A. THE MANAGEMENT CONTRACTOR AGREEMENT

Date	:	14 June 2005
Parties	:	ATDL as developer Hip Hing (Macau) as management contractor
Scope of the services to be provided by Hip Hing (Macau)	:	provision of management services in relation to the Construction Work, including: entering into construction agreements with the sub-contractors according to the Management Contractor Agreement to construct and complete the Construction Work, with indemnification by ATDL to Hip Hing (Macau) of all damages it suffers and all its liabilities and obligations under these construction agreements, save damages incurred through the negligence of Hip Hing (Macau); managing, coordinating, assisting and supervising the sub-contractors to perform the Construction Work and enforcement of the construction agreements; being responsible for management, protection and safety of the Project construction site; and managing, constructing, contracting, coordinating, supervising temporary structures of the Project.
Consideration	:	the estimated service fee is approximately HK$27 million. The consideration was determined after commercial negotiations between the parties on an arm's length basis by reference to the current estimated cost of the Construction Work.
Payment	:	the consideration is payable in stages according to the development and construction of the Project. Moreover, ATDL will pay Hip Hing (Macau) and Hip Hing (Macau) will pay the sub-contractors according to the arrangements between Hip Hing (Macau) and the sub-contractors under their respective construction agreements.
Condition	:	there is no condition precedent to this agreement.
Completion	:	the Construction Work is expected to be completed in 3 phases. The first phase is expected to be completed by September 2006, the second phase by May 2008 and the third phase by February 2009.

B. THE SUB-CONTRACTOR CONSTRUCTION AGREEMENT

Date	:	14 June 2005
Parties	:	Hip Hing (Macau) as management contractor Vibro (Macau) as sub-contractor

Scope of the services to be provided by Vibro (Macau)	:	including managing, constructing, contracting, coordinating and supervising the Piling Work.
Consideration	:	the total contract amount is approximately MOP87.8 million (approximately HK$83.4 million). The consideration was determined through a competitive tender process, incorporating provisions relating to liquidated damages, retention monies and a performance guarantee from Vibro (Hong Kong) to ATDL, which are customary in the industry.
Payment	:	the consideration is payable by ATDL to Hip Hing (Macau) in stages according to the progress of the Piling Work. Then Hip Hing (Macau) will pay Vibro (Macau) according to the arrangements in the Management Contractor Agreement and the Sub-contractor Construction Agreement.
Condition	:	there is no condition precedent to this agreement.
Completion	:	Piling Work is expected to be completed by September 2006.

C. REASONS FOR THE CONNECTED TRANSACTIONS

The Project involves the development and construction of a 55-storey super deluxe residential, hotel and entertainment complex building with apartments, amenities and a shopping area called "Arc de Triomphe, Macau" located at Novos Aterros do Porto Exterior (新口岸外港填海區), Macau.

Hip Hing (Macau) has been carrying on business as a building contractor for various key construction projects. It has a good track record, is equipped with valuable experience and has a strong commitment to quality. Both the NWD Board and the NWSH Board believe that being the management contractor for the Project is a business opportunity beneficial to Hip Hing (Macau). Hip Hing (Macau)'s expertise in contracting, managing, coordinating and construction fulfils ATDL's high requirements for the qualifications and experience of the management contractor for the Project.

The service fees payable pursuant to the Management Contractor Agreement are based on the current estimated cost of the Construction Work. Thus Hip Hing (Macau) will not bear the risks associated with volatility of material and labour costs. Hip Hing (Macau) will be reimbursed by ATDL under the Management Contractor Agreement for costs and disbursements incurred in the Project. As such, Hip Hing (Macau) will not bear the financial risk for the management and construction of the Project.

Vibro (Macau), through a competitive tender process, was appointed as the sub-contractor to carry out the Piling Work. Vibro (Macau) has been carrying on business as a piling work contractor for various key projects and has a good track record and

extensive experience. Both the NWD Board and the NWSH Board believe that this is a business opportunity beneficial to Vibro (Macau). Vibro (Macau)'s expertise in piling work fulfils ATDL's requirement and emphasis on the qualifications and experience of a contractor for the Piling Work of the Project.

Each of the NWD Board and the NWSH Board (including their respective independent non-executive directors) consider that the Management Contractor Agreement and the Sub-contractor Construction Agreement have been entered into on normal commercial terms that are no less favourable than terms available from independent third parties and that are fair and reasonable and in the interests of both the NWD Group and the NWSH Group and their respective shareholders as a whole.

D. INFORMATION REGARDING NWD GROUP AND NWSH GROUP

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services, telecommunications and technology business, primarily in Hong Kong and the PRC. NWD is the controlling shareholder of the NWSH Group.

The NWSH Group's principal businesses include: (i) investment in and/or operation of facilities, contracting and transport; and (ii) development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

E. LISTING RULES IMPLICATIONS

As at the date of this announcement, 40% of the equity interest in ATDL is held by Cheung Hung. The remaining 60% of the equity interests in ATDL are held by Independent Third Parties. Each of CTF Group and the Cheng Family hold 48.75% equity interests in Cheung Hung. The remaining 2.5% of the equity interest in Cheung Hung is held by an Independent Third Party. CTF is the controlling shareholder of NWD while NWD is the holding company of NWSH. As such, ATDL is a connected person of each of NWD and NWSH. Hip Hing (Macau) is an indirect wholly owned subsidiary of NWSH which in turn is an indirect non-wholly owned subsidiary of NWD. Thus, the Management Contractor Agreement constitutes a connected transaction for both NWD and NWSH under the Listing Rules. Vibro (Macau) is an indirect non-wholly owned subsidiary of NWSH which in turn is also an indirect non-wholly owned subsidiary of NWD. According to the arrangements of the Management Contractor Agreement, ATDL will make payments to Hip Hing (Macau) and Hip Hing (Macau) will make payments to Vibro (Macau) under the terms of the Sub-contractor Construction Agreement; and Vibro (Hong Kong) will issue a performance guarantee to ATDL. As such, the Sub-contractor Construction Agreement constitutes a connected transaction for both NWD and NWSH under the Listing Rules.

Since the percentage ratios involved are less than 2.5% for both NWD and NWSH, the transactions fall within Rule 14A.32 of the Listing Rules and are subject only to reporting and announcement requirements as set out thereunder.

Particulars of the Management Contractor Agreement, the Sub-contractor Construction Agreement and certain other relevant information are given in this announcement in accordance with the Listing Rules requirements.

F. DEFINITIONS

The following expressions used in this announcement have the meanings set out below unless the context requires otherwise:

"ATDL"	Arc of Triumph Development Company Limited, a limited liability company incorporated in Macau with limited liability
"Cheung Hung"	Cheung Hung Development (Holdings) Limited, a company incorporated in Hong Kong and owned 48.75% by the CTF Group, 48.75% by the Cheng Family and 2.5% by an Independent Third Party
"Cheng Family"	Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Mr. Cheng Kar Shing, Peter and their close relatives
"Construction Work"	construction work of the Project
"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability, which as at the date of this announcement, holds approximately 35% of the total issued share capital of NWD and approximately 3% of the total issued share capital of NWSH
"CTF Group"	CTF and its subsidiaries
"Hip Hing (Macau)"	Hip Hing Engineering (Macau) Company Limited, a company incorporated in Macau with limited liability, an indirect wholly owned subsidiary of NWSH
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Independent Third Party"	a party who, to the best of NWD and NWSH directors' knowledge, information and belief having made all reasonable enquiry, is not connected to CTF Group, the Cheng Family, NWD Group and NWSH Group and their respective associates (as defined in the Listing Rules)
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of The People's Republic of China
"MOP"	Macau pataca, the lawful currency of Macau

"Management Contractor Agreement"	the management contractor agreement (together with a memorandum of understanding) dated 14 June 2005 entered into between ATDL as developer and Hip Hing (Macau) as management contractor
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWD Board"	the board of directors of NWD
"NWD Group"	NWD and its subsidiaries
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWSH" Board	the board of directors of NWSH
"NWSH Group"	NWSH and its subsidiaries
"Piling Work"	structural construction work for the Project ±0.00 and below, including diaphragm wall and bored pile foundation
"Project"	a 55-storey super deluxe residential, hotel and entertainment complex building with apartments, amenities and a shopping area to be constructed and developed called "Arc de Triomphe, Macau" located at Novos Aterros do Porto Exterior (新口岸外港填海區), Macau.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sub-contractor Construction Agreement"	the sub-contractor construction agreement dated 14 June 2005 and entered into between Hip Hing (Macau) as management contractor and Vibro (Macau) as sub-contractor in respect of the Piling Work
"Vibro (Hong Kong)"	Vibro (H.K.) Limited, a company incorporated in Hong Kong and an indirect non-wholly owned subsidiary of NWSH
"Vibro (Macau)"	Vibro (Macau) Limited, a company incorporated in Macau and a direct wholly owned subsidiary of Vibro (Hong Kong) which in turn an indirect non-wholly owned subsidiary of NWSH

For the purpose of this announcement and for illustration purposes only, amounts denominated in MOP have been translated into HK$ using the following rate:

HK$1 = MOP1.053

<table>
<tr>
<td align="center">By Order of the Board of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary</td>
<td align="center">By Order of the Board of
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman</td>
</tr>
</table>

Hong Kong, 14 June 2005

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas, and; (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.

As at the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick and Mr. Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*